AM 3/1/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 39706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERCONTINENTAL ASSET MANAGEMENT GROUP LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 CONVENT STREET STE. 1350

(No. and Street)

SAN ANTONIO, TEXAS 78205

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN L. KAUTH III (210) 271-7947

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

112 E. PECAN, SUITE, 2400 SAN ANTONIO, TEXAS 78205

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN L. KAUTH III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD., as of DECEMBER 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOHN L. KAUTH III
Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public


Marla A. Sloan
Notary Public, State of Texas
My Commission Expires
APRIL 13, 2004
NOTARY PUBLIC
STATE OF TEXAS

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



112 East Pecan, Suite 2400
San Antonio, TX 78205-1585

Independent Auditors' Report

The Partners
Intercontinental Asset Management Group, Ltd.:

We have audited the accompanying statements of financial condition of Intercontinental Asset Management Group, Ltd. as of December 31, 2001 and 2000, and the related statements of income, partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002



INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents (note 2)	$	1,300,313	2,018,617
Accounts receivable		70,208	110,918
Membership in Nasdaq exchange		3,300	3,300
Total assets	$	1,373,821	2,132,835
Liabilities and Partners' Capital			
Accounts payable and accrued expenses (note 3)	$	233,761	770,372
Partners' capital (note 4)		1,140,060	1,362,463
Total liabilities and partners' capital	$	1,373,821	2,132,835

See accompanying notes to financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commissions, trading profits, and fees	$	4,159,398	4,003,305
Interest income		45,901	108,846
Other income		5,043	200
		4,210,342	4,112,351
Expenses (note 3):			
General partner's management fee		801,624	896,520
Commissions and floor brokerage		796,513	677,467
Employee compensation and benefits		847,691	834,297
Other expenses		648,767	563,474
Occupancy, equipment and on-line services		252,881	182,944
Legal and accounting fees		151,816	24,196
		3,499,292	3,178,898
Net income	$	711,050	933,453

See accompanying notes to financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Statements of Partners' Capital

Years ended December 31, 2001 and 2000

	General partner	Limited partners	Total capital
Balance at December 31, 1999	$ 21,451	1,875,340	1,896,791
Net income	46,672	886,781	933,453
Distributions to partners	—	(1,493,781)	(1,493,781)
Contributions from partners	—	26,000	26,000
Balance at December 31, 2000	68,123	1,294,340	1,362,463
Net income	35,553	675,497	711,050
Distributions to partners	(46,673)	(886,780)	(933,453)
Balance at December 31, 2001	$ 57,003	1,083,057	1,140,060

See accompanying notes to financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 711,050	933,453
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	40,710	(104,606)
Decrease in prepaid expenses	—	13,156
Increase in stock exchange membership	—	(3,300)
(Decrease) increase in accounts payable and accrued expenses	(536,611)	159,479
Net cash provided by operating activities	215,149	998,182
Cash flows from financing activities:		
Contributions from partners	—	26,000
Distributions to partners	(933,453)	(1,493,781)
Net cash used in financing activities	(933,453)	(1,467,781)
(Decrease) in cash and cash equivalents	(718,304)	(469,599)
Cash and cash equivalents at beginning of year	2,018,617	2,488,216
Cash and cash equivalents at end of year	$ 1,300,313	2,018,617

See accompanying notes to financial statements.

(1) Organizational Structure and Operations

Intercontinental Asset Management Group, Ltd. (the Limited Partnership) is a Texas limited partnership in which Intercontinental Asset Management Corporation (the Company) is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Limited Partnership, respectively.

The Limited Partnership acts as a fully-disclosed introducing broker dealer, including the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling of corporate, municipal and government debt instruments, as well as options and futures.

The Limited Partnership operates under a clearing agreement with Wexford Clearing Services Corp. (WCS), a subsidiary of Prudential Securities, Inc. whereby WCS clears transactions for the customers of the Limited Partnership and carries the accounts of such customers on a fully-disclosed basis. The Limited Partnership does not hold cash or securities in connection with such transactions. The Limited Partnership is responsible for its customers' obligations to WCS in the event that a customer of the Limited Partnership defaults on such obligations. The clearing agreement may be canceled by either party upon sixty days' notice.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities Transactions

Customers' securities transactions are reported on a trade date basis. Related commission income and expenses are also reported on a trade date basis.

(c) Federal Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as the Limited Partnership is not subject to federal income taxes. The taxable income of the Limited Partnership is reportable in the federal income tax returns of the partners.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing deposit accounts with financial institutions and WCS and investments in money market mutual funds.

(Continued)

(3) Related Party Transactions

The Limited Partnership, the Company, and other entities, that are under common ownership, share office space, certain employees, and fixed assets. Nonofficers' and officers' salaries and other overhead expenses of approximately \$873,108 and \$824,572 for the years ended December 31, 2001 and 2000, respectively, were allocated by an affiliate under common ownership to the Limited Partnership. Accounts payable and accrued expenses arising from these expenses amounted to \$188 and \$524,572 at December 31, 2001 and 2000, respectively.

The Limited Partnership pays a management fee to the Company as the general partner for services performed in connection with managing and conducting the business of the Limited Partnership. The amount of the management fees are determined annually by the Limited Partnership. The general partner's management fees were \$801,624 and \$896,520 for the years ended December 31, 2001 and 2000, respectively.

(4) Net Capital Requirements

The Limited Partnership is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under rule 15c3-1, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Limited Partnership had net capital of \$1,060,897 which was \$960,897 in excess of its required net capital of \$100,000. The Limited Partnership's net capital ratio was 0.22 to 1 at December 31, 2001.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

Computation of Net Capital		
Total partners' capital	$	1,140,060
Deductions:		
Non-allowable assets		(73,508)
Net capital before haircuts on securities positions		1,066,552
Haircut on money market fund		(5,655)
Net capital	$	1,060,897
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	233,761
Total aggregate indebtedness	$	233,761
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	960,897
Excess net capital at 1,000%	$	1,037,520
Excess net capital at 1,500%	$	1,045,313
Ratio of aggregate indebtedness to net capital		0.22 to 1

Reconciliation with Partnership's Computation

There were no material adjustments to net capital as presented herein and as shown in Part IIA of Form X-17A-5 as of December 31, 2001.

See accompanying independent auditors' report.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Supplementary Information Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2001

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securites and Exchange Commission

The Limited Partnership is exempt from the reserve requirement.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Limited Partnership does not hold funds or securities for, or owe money or securities to customers, therefore, possession or control requirements under rule 15c3-3 are not applicable.

See accompanying independent auditors' report.



112 East Pecan, Suite 2400
San Antonio, TX 78205-1585

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Intercontinental Asset Management Group, Ltd.:

In planning and performing our audit of the financial statements of Intercontinental Asset Management Group, Ltd. (the Limited Partnership), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Limited Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13; and,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Limited Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Limited Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002